UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PSQ Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

693691107

(CUSIP Number)

Stephen Moran

c/o PSQ Holdings, Inc.

222 Lakeview Avenue, Suite 800

West Palm Beach, Florida 33401

Telephone Number: (877) 776-2402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sebastian Harris

c/o PSQ Holdings, Inc.

222 Lakeview Avenue, Suite 800

West Palm Beach, Florida 33401

(877) 776-2402

July 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Sebastian Harris
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,142,452(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,142,452(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,142,452(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 2,142,452 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) issued to Sebastian Harris pursuant to the Agreement and Plan of Merger dated as of February 27, 2023 (the “Merger Agreement”), among the Issuer (f/k/a Colombier Acquisition Corp., “Colombier”), PublicSq. Inc. (f/k/a PSQ Holdings. Inc.), Colombier-Liberty Acquisition, Inc. and Colombier Sponsor, LLC.

(2)	Based on 26,044,298 shares of Class A Common Stock outstanding as of July 25, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on July 25, 2023.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) is filed in relation to the shares of the Class A Common Stock, par value $0.0001 (“Class A Common Stock”), of PSQ Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 800, West Palm Beach, Florida 33401.

.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Sebastian Harris (the “Reporting Person”), a New Zealand Citizen and a permanent resident of the United States, with respect to the Class A Common Stock directly owned by him.

(b)	The principal business address of the Reporting Person is 222 Lakeview Avenue, Suite 800, West Palm Beach, Florida 33401.

(c)	The Reporting Person’s principal occupation or employment is Chief Operating Officer of the Issuer. The name, principal business and address of the corporation or other organization in which such employment is conducted is PSQ Holdings, Inc., 222 Lakeview Avenue, Suite 800, West Palm Beach, Florida 33401.

(d)	During the past five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

At the founding of PublicSq. Inc. (f/k/a PSQ Holdings, Inc.) (“Private PSQ”), the Reporting Person acquired 110,000 shares of Private PSQ Common Stock (the “Private Shares”) using personal funds of a nominal amount. On July 19, 2023, in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 27, 2023 (the “Merger Agreement”), among the Issuer, PublicSq. Inc. (f/k/a PSQ Holdings. Inc.), Colombier-Liberty Acquisition, Inc. and Colombier Sponsor, LLC (the closing of such transactions, the “Closing”), each of the Reporting Person’s 110,000 Private Shares was automatically converted into 19.476836 shares of Class A Common Stock of the Issuer. As a result, the Reporting Person received an aggregate of 2,142,452 shares of Class A Common Stock upon the Closing.

Item 4. Purpose of the Transaction

Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Person holds a substantial position in the Issuer, which was primarily acquired at the Closing. The Reporting Person serves as the Chief Operating Officer of the Issuer, and in such capacity may have the ability to influence the Issuer’s management and operations directly in his position. Although the Reporting Person does not have any specific plan or proposal to acquire additional shares or to dispose of Class A Common Stock, consistent with his investment purpose, the Reporting Person may at any time and from time to time acquire additional shares of Class A Common Stock or, subject to the Lock-Up Agreement (as defined below), dispose of shares of Class A Common Stock, depending upon his ongoing evaluation of his investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed in this Schedule 13D, the Reporting Person currently does not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Class A Common Stock reported owned by the Reporting Person is based upon 26,044,298 shares of Class A Common Stock outstanding as of July 25, 2023 which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2023.

Sebastian Harris

i.	As of close of business on July 31, 2023, the Reporting Person directly owns 2,142,452 shares of Class A Common Stock.

Percentage: 8.2%

ii.	Powers

1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 2,142,452

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 2,142,452

iii.	The only transactions in the Class A Common Stock of the Issuer by the Reporting Person during the past sixty days are discussed in Item 3 of this Schedule 13D which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

In connection with the execution of the Merger Agreement, the Reporting Person entered into a Lock-Up Agreement, dated February 23, 2023 (the “Lock-Up Agreement”), with the Issuer and Colombier Sponsor LLC (the “Sponsor”), pursuant to which the securities of Issuer held by the Reporting Person are locked-up and subject to transfer restrictions, subject to certain customary exceptions, such as transfers to affiliates, gifts or charitable donations, transfers for estate planning purposes, or restricted stock, or for other structuring purposes. The securities held by the Reporting Person are locked-up until the earlier of: (i) the one (1) year anniversary of the date of the Closing, (ii) the first date subsequent to the Closing with respect to which the closing price of the Class A Common Stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (iii) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. The foregoing summary of certain terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Lock-Up Agreement, a copy of which is attached hereto as Exhibit 1.

Amended and Restated Registration Rights Agreement

On July 19, 2023, in connection with the Closing, the Reporting Person and other stockholders entered into an amended and restated registration rights agreement, dated July 19, 2023 (the “Registration Rights Agreement”), with the Issuer and the Sponsor, pursuant to which the Reporting Person was granted certain demand and “piggyback” registration rights, subject to customary conditions and limitations. The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

Exhibit 1*	Form of Lock-Up Agreement.
Exhibit 2*	Amended and Restated Registration Rights Agreement, dated July 19, 2023, by and among the Reporting Person, the Issuer, the Sponsor and other stockholders party thereto.

*	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2023	/s/ Sebastian Harris
Sebastian Harris